Exhibit 15

September 25, 2012

Pegasus Capital Advisors, L.P.

c/o Pegasus Capital Advisors

99 River Road

Cos Cob, CT 06807

Gentlemen:

Reference is made to the that certain letter agreement (the “Original Co-Sale Letter”), dated as of May 25, 2012, by Pegasus Capital Advisors, L.P., a Delaware limited partnership (“PCA”) for the benefit of RW LSG Holdings LLC, a Delaware limited liability company (“Riverwood”) and that certain Series H Preferred Stock Subscription Agreement, dated as of May 25, 2012 (the “Subscription Agreement”), between Lighting Science Group Corporation, a Delaware corporation (the “Company”) and Riverwood, pursuant to which Riverwood acquired shares of Series H Convertible Preferred Stock, par value $0.001 per share, of the Company (“Series H Preferred”), which Series H Preferred is convertible into shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”). Certain capitalized terms used herein are defined in Section 4 below. In connection with the execution of that certain letter agreement (the “Four Party Co-Sale Letter”), dated as of the date hereof, by PCA for the benefit of Riverwood and the other parties thereto, and for good and valuable consideration, the receipt of which is hereby acknowledged, each of the parties to this letter agreement (this “New Letter Agreement”) agrees as follows, in each case effective as on the execution, delivery and acknowledgement of this New Letter Agreement and the Four Party Co-Sale Letter:

1. Pursuant to Section 5(e) of the Certificate of Designation governing the Series H Preferred (the “Series H Certificate”), in the event of a Control Event (as defined therein), Riverwood shall have the right to take certain actions as provided in the Series H Certificate. PCA agrees, on its own behalf and on behalf of its Affiliates (collectively, the “Pegasus Group”), that to facilitate the exercise by Riverwood of its rights under the Series H Certificate, a proxy in the form attached as Exhibit A hereto (“Proxy”) will be executed and delivered to Riverwood immediately upon request upon the occurrence of a Control Event by each member of the Pegasus Group that owns (or to the extent that any such securities are owned in “street name”, beneficially owns) voting Company Securities as of such date, and by each other member of the Pegasus Group that subsequently owns voting Company Securities during the duration of such Control Event. Except with respect to that certain letter agreement, dated as of September 25, 2012, by and between PCA, Cleantech Europe II (A) LP and Cleantech Europe II (B) LP, PCA (a) represents and warrants that no member of the Pegasus Group has entered, and covenants that during the term of this letter agreement no member of the Pegasus Group will enter, into any voting agreement or voting trust other than for Company directors who are affiliated with members of the Pegasus Group or as set forth in the Series H Certificate and (b) represents and warrants that no member of the Pegasus Group has granted, and covenants that during the term of this letter agreement no member of the Pegasus Group will grant, a proxy or power of attorney, in each case in clauses (a) and (b) with respect to voting Company Securities of such member to the extent inconsistent with the terms of the Proxy and the obligations to enter into thereto hereunder. PCA also agrees to, and to cause each other member of the Pegasus Group to, take such further action or execute such other instruments as may be necessary to effectuate the intent of this Section 1 and the Proxy and hereby revokes any proxy previously granted with respect to the Company Securities as held on the date hereof that would be inconsistent with the Proxy if executed on the date hereof.

2. Riverwood and PCA, being the sole parties to the Original Co-Sale Letter, each do hereby agree on its own behalf and on behalf of its Affiliates and permitted assigns under the Original Co-Sale Letter, that the Original Co-Sale Letter, together with all rights, privileged and obligations thereunder, be, and they hereby are, terminated in all respects for no additional consideration.

3. Each party hereto represents that this letter agreement has been duly and validly executed and delivered by such party and, assuming due authorization, execution and delivery by the other party hereto, constitutes a legal, valid and binding obligation of such party, enforceable against it in accordance with its terms.

4. As used herein, the following capitalized terms shall have the meanings set forth below:

“Affiliates” of, or a person or entity “Affiliated” with, a specified person or entity, is a person or entity that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person or entity specified.

“Company Securities” means any Equity Securities or any debt securities of the Company.

“Transfer” means, as a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation or other disposition, whether directly or indirectly and whether through one or a series of transactions (including by way of a change of control of any member of the Pegasus Group), and, as a verb, voluntarily or involuntarily to transfer, sell, pledge or hypothecation or otherwise dispose of, whether directly or indirectly and whether through one or a series of transactions.

5. Any provision of this letter agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of PCA and Riverwood or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall affect or operate as a waiver thereof nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Any waiver, permit, consent or approval of any kind or character on the part of Riverwood of any breach or default under this Agreement or any such waiver of any provision or condition of this Agreement must be in writing by Riverwood and shall be effective only to the extent in such writing specifically set forth.

6. Any and all notices or other communications required or permitted to be delivered hereunder shall be deemed properly delivered if (i) delivered personally, (ii) mailed by first class, registered or certified mail, return receipt requested, postage prepaid, (iii) sent by next day or overnight mail or delivery or (iv) sent by facsimile transmission (with a follow up copy under (iii) above): if to Riverwood, c/o Riverwood Capital Management, 70 Willow Road, Suite 100, Menlo Park, CA 94025, Attention: Jeffrey T. Parks, Facsimile: (650) 618-7114; and if to the Pegasus Group, Pegasus Capital Advisors, 99 River Road, Cos Cob, CT, 06807, Fax (203) 869-6940, Attn: General Counsel. Any party may change the name and address of the designee to whom notice shall be sent by giving written notice of such change to the other party.

7. If any term, provision, covenant or restriction of this letter agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction of this letter agreement is invalid, void, unenforceable or against regulatory policy, the parties hereto shall negotiate in good faith to modify this letter agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8. This letter agreement (a) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, formal or informal, among the parties hereto with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise, except that Riverwood may assign all or any of its rights and obligations hereunder to any of Riverwood’s Affiliates to whom the Capital Stock held by Riverwood is Transferred in a Permitted Transfer. Riverwood’s rights under this agreement shall terminate at such time that it, together with its Affiliates, beneficially owns less than 5.0% of the Company Securities they collectively own as of May 25, 2012 (as calculated on an as converted basis).

9. The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Accordingly, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this letter agreement, the party or parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its rights under this letter agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.

10. This letter agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles that would result in the application of the law of a different jurisdiction.

11. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state court located within New Castle County, State of Delaware in connection with any matter based upon or arising out of this letter agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein. Each party hereto hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6 hereof is reasonably calculated to give actual notice.

12. This letter agreement may be executed in two or more counterparts (including via facsimile and email in PDF format), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

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If the foregoing sets forth the understanding between us, please so indicate on the enclosed signed copy of this letter in the space provided therefor and return it to us, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

RW LSG HOLDINGS LLC

By: Riverwood Capital Partners L.P.
its Managing Member

By: Riverwood Capital L.P.,
its General Partner

By: Riverwood Capital GP Ltd.,
its General Partner

By:	/s/ Michael E. Marks
Name:	Michael E. Marks
Title:	Director and Chief Executive Officer

Signature Page to Control Event Side Letter

Accepted and agreed to:

PEGASUS CAPITAL ADVISORS, L.P.

By:	Pegasus Capital Advisors GP, LLC,
its general partner

By:	/s/ Jason Schaefer
Name:	Jason Schaefer
Title:	Secretary

Signature Page to Control Event Side Letter

EXHIBIT A

IRREVOCABLE PROXY

                                          (“Stockholder”), a stockholder of Lighting Science Group Corporation, a Delaware corporation (the “Company”), hereby irrevocably appoints RW LSG Holdings LLC (“Primary Investor”), and any designee thereof (provided, that any such designee is an Affiliate of the Primary Investor and is acting on its behalf), as the sole and exclusive attorneys and proxies of the undersigned, with full power of with full power of substitution and resubstitution, to the full extent of the undersigned’s rights with respect to the voting of all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in the common stock or preferred stock of the Company (“Capital Stock”) owned by Stockholder (or to the extent that any such Capital Stock is owned in “street name”, beneficially owned), including without limitation any Capital Stock acquired directly or indirectly by Stockholder after the date hereof, including without limitation, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange, change of such shares, or otherwise, or upon exercise or conversion of any securities, that are, from time to time, owned by Stockholder (collectively, the “Covered Shares”), commencing on the date of a Control Event (as such term is defined in the Certificate of Designation with respect to the Series H Convertible Preferred Stock of the Company (the “Series H Certificate”; capitalized terms used but not defined herein shall have the meaning set forth in the Series H Certificate)) and continuing until the satisfaction in full or the waiver of the Redemption obligation which gave rise to the Control Event, in each case in accordance with the terms of the Series H Certificate (the “Termination Date”). The Primary Investor’s rights hereunder shall terminate at such time that it, together with its Affiliates, beneficially owns less than 5.0% of the Company Securities they collectively own as of May 25, 2012 (as calculated on an as converted basis).

Until the Termination Date, this proxy is irrevocable to the extent permitted under Section 212 of the Delaware General Corporation Law, is coupled with an interest and is granted pursuant to the letter agreement dated September [—], 2012 between RW LSG Holdings LLC and Pegasus Capital Advisors, L.P. (the “Letter Agreement”). Upon the execution hereof, all prior proxies given by the undersigned with respect to the Covered Shares are hereby revoked and no subsequent proxies will be given. The attorneys and proxies named above will be empowered at any time prior to the Termination Date to vote or cause to be voted all of the Covered Shares at every meeting of Company stockholders and at every adjournment thereof, and on every action or approval by written consent of Company stockholders, solely to take such actions as Primary Investor is entitled to take in exercise of its rights upon the occurrence of a Control Event pursuant to the terms of the Series H Certificate and solely in accordance therewith.

Notwithstanding anything contained in this Proxy, this Proxy shall terminate when the Letter Agreement terminates.

[STOCKHOLDER]

By:
Name:
Title:

Date: